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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Insight Enterprises, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

6820 South Harl Avenue

Address of Principal Executive Office (Street and Number)
Tempe, Arizona 85283

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, on February 9, 2009 Insight Enterprises, Inc. (the “Company”) issued a press release and announced that its management had discovered errors in the Company’s historical accounting treatment since 1996 of certain aged trade credits created in the ordinary course of business. As a result, the Audit Committee of the Company’s Board of Directors concluded, after discussions and consultations with management and the Company’s independent registered public accounting firm, and upon management’s recommendation, that certain of the Company’s historical financial statements required restatement.
On May 12, 2009, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) with the United States Securities and Exchange Commission. The 2008 Form 10-K contains the restatement of the Company’s consolidated statements of operations, of stockholders’ equity and comprehensive income (loss) and of cash flows for the years ended December 31, 2007 and 2006, consolidated balance sheet as of December 31, 2007, selected consolidated statements of operations data for the years ended December 31, 2007, 2006, 2005 and 2004, selected consolidated balance sheet data as of December 31, 2007, 2006, 2005 and 2004 and selected quarterly financial information for each of the quarters in the year ended December 31, 2007 and the quarters ended March 31, June 30, and September 30, 2008, in each case restated to reflect correction of the errors identified above. Detailed information about these errors and the resulting restatement are contained in the 2008 Form 10-K and are incorporated by reference herein.
The Company has devoted significant resources and efforts to preparing and filing the Form 2008 10-K, and, as result, will not be in a position to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. The reasons causing the Company’s inability to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 could not be eliminated without unreasonable effort or expense. The Company does expect, however, that this Quarterly Report will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Steven R. Andrews	(480)	333-3049
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s 2008 Form 10-K, filed on May 12, 2009 with the SEC, contains, among other things, statements of operations for each of the first three quarters of 2008, restated to reflect correction of the errors described above. Accordingly, all comparisons to the first quarter of 2008 discussed below are references to the restated first quarter 2008 results as detailed in our 2008 Form 10-K.
Based on preliminary results, the Company expects to report that consolidated net sales were $951.2 million in the first quarter of 2009, down 14% from the $1.1 billion reported in the first quarter of 2008, and that gross profit declined 13% from the first quarter of 2008 to $131.8 million in the first quarter of 2009. However, there can be no assurance that the final results will not differ materially from these preliminary results or that the Form 10-Q will be filed as anticipated.
Certain statements in this Notification of Late Filing on Form 12b-25 are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including statements about preliminary first quarter results and filing of the Form 10-Q for the quarter ended March 31, 2009, are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statement. Some of the important factors that could cause the Company’s actual results to differ materially from those projected in any forward-looking statements, include, but are not limited to, the factors discussed in “Risk Factors” in Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. Additionally, there may be other risks that are otherwise described from time to time in the reports that the Company files with the SEC. Any forward-looking statements in this Notification should be considered in light of various important factors, including the risks and uncertainties referred to above, as well as others. The Company assumes no obligation to update, and does not intend to update, any forward-looking statements. The Company does not endorse any projections regarding future performance that may be made by third parties.

Insight Enterprises, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2009	By	/s/ Steven R. Andrews

Name: Steven R. Andrews
Title: General Counsel, Secretary